JOINT FILING AGREEMENT

This Joint Filing Agreement (this "**Agreement**") is made and entered into as of June 4th, 2025, by and among Brandon Mintz, an individual ("**Mintz**"), BD Investment Holdings LLC, a Delaware limited liability company ("**BD Holdings**"), and BD Investment Holdings II LLC, a Delaware limited liability company ("**BD Holdings II**", and together with Mintz and BD Holdings, the "**Reporting Persons**").

RECITALS

WHEREAS, each of the Reporting Persons may be deemed to beneficially own Class A Common Stock, $0.0001 par value per share ("**Common Stock**"), of Bitcoin Depot Inc., a Delaware corporation (the "**Company**"); and

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), permits persons who are required to file a statement containing the information required by Schedule 13D with respect to the same securities to file a single joint statement; and

WHEREAS, the Reporting Persons desire to file jointly a statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Reporting Persons agree as follows:

1. **Joint Filing.** Each of the Reporting Persons hereby agrees that the statement on Schedule 13D to which this Agreement is attached as an exhibit (the "**Statement**"), and any amendments thereto, with respect to the Common Stock shall be filed on behalf of each of them pursuant to Rule 13d-1(k)(1) under the Exchange Act.

2. **Individual Responsibility.** Each of the Reporting Persons acknowledges that:

   2.1. such Reporting Person is individually eligible to use Schedule 13D for the filing of the Statement;
   2.2. such Reporting Person is responsible for the timely filing of the Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such Reporting Person contained therein; and
   2.3. such Reporting Person is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

3. **Group Status.** The Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act for purposes of their beneficial ownership of the Common Stock.

4. **Future Filings.** This Agreement shall apply to the Statement and all amendments thereto that may be filed by the Reporting Persons with respect to their beneficial ownership of the Common Stock. The Reporting Persons agree that this Agreement may be included as an exhibit to the Statement and any such amendments.

5. **Authority.** This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the Reporting Persons have executed this Agreement as of the date first written above.

SIGNATURES

BRANDON MINTZ

By: DocuSigned by: Brandon Mintz 2555E9B7B3DF473...
Brandon Mintz

BD INVESTMENT HOLDINGS LLC

By: DocuSigned by: Brandon Mintz 2555E9B7B3DF473...
Name: Brandon Mintz
Title: Managing Member

BD INVESTMENT HOLDINGS II LLC

By: DocuSigned by: Brandon Mintz 2555E9B7B3DF473...
Name: Brandon Mintz
Title: Managing Member